Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX

April 27, 2026

IPERIONX – MARCH 2026 QUARTERLY REPORT

IperionX Limited (Nasdaq | ASX: IPX) is pleased to present its quarterly report for the period ended March 31, 2026. Highlights during and subsequent to the end of the quarter include:

Operations – Titanium powder production

•	Virginia operations transitioned to a 24/7 production schedule during the quarter, marking the move from commissioning into continuous operations

•	All HAMR™ powder production systems have been commissioned and are now in ramp-up, with IperionX targeting run-rate production of ~200 tpa of titanium powder by end-CY2026

•
HAMR™ powder production increased during the quarter, reaching ~4.2 metric tons in March, equivalent to approximately 50 tpa annualized. This represents the early-stage ramp rate, and throughput is expected to build as product mix shifts toward higher-volume angular powders and powder-to-part manufacturing

•
Development of GenX™, IperionX’s next-generation continuous HAMR™ platform, advanced during the quarter. GenX™ is designed to deliver a step-change in capital efficiency, operating cost and throughput relative to current batch processing system

Operations – Titanium product manufacturing

•
Powder metallurgy scale-up continued during the quarter, including optimization of the 100-ton uniaxial press, commissioning of the cold isostatic press for larger-format titanium components, and transition toward 24/7 operations for defense-related titanium fastener production

•
Advanced six-axis 300-ton SACMI powder metallurgy press was installed during the quarter. The press delivers higher compaction force, multi-axis movement, greater complexity of part geometry, improved repeatability, and the ability to support higher-rate production. Commissioning is planned for the June quarter for customer engagements requiring more complex or higher-volume titanium press-sinter-forge components

•
Additional HSPT™ sintering furnaces are scheduled for commissioning in the June quarter. These additions are expected to remove sintering as a current production bottleneck and accelerate customer qualification timelines

•	Additive manufacturing capability expanded during the quarter, including the operation and retrofit of additional binder jet systems

Customers

•
IperionX continues to execute a tiered go-to-market strategy that initially prioritizes higher-value engineered products, where the competitive advantages are strongest, including higher material yields, faster design iteration, rapid prototyping and the potential to significantly lower customer costs

•
Production activity during the quarter focused primarily on prototype production, product development, qualification testing and low-rate initial production across defense, automotive, consumer electronics and industrial applications, consistent with the staged commercialization pathway for advanced titanium components

•
IperionX’s near-term commercial focus remains on higher-value titanium metal components, while retaining the flexibility to sell titanium powders directly where customer demand supports attractive commercial outcomes

•
Qualification and test work for spherical titanium powders for additive manufacturing in the consumer electronics sector accelerated in the quarter. This market represents a significant potential opportunity for both spherical titanium powder sales and titanium products manufactured by IperionX

•
Customer engagement materially increased across aerospace and defense markets, supported by heightened focus on titanium supply-chain resilience, U.S. onshoring of advanced component manufacturing and reduced reliance on imported primary titanium metal

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

•
IperionX also expects to broaden its participation in high-volume titanium markets where customer engagement is strong and domestic U.S. supply is strategically important, including titanium mill products

•
Customer receipts are currently at the early inflection point of the commercial adoption curve, consistent with the focus on prototype work, qualification batches, customer testing and low-rate initial production. As qualification milestones are achieved, purchase-order schedules become more defined and additional powder metallurgy and HSPT™ capacity is commissioned, IperionX expects customer receipts to build, subject to program timing and delivery schedules

U.S. Department of War (DoW) programs

•
The U.S. Government-supported 1,400 tpa titanium expansion program continued to progress, including the full obligation of the US$47.1 million Industrial Base Analysis and Sustainment (IBAS) award to build a fully integrated, domestic titanium “mineral-to-metal” supply chain

•	Strong U.S. Government support continues, including:

o	~290 metric tons of titanium scrap transferred to IperionX at no cost (equivalent to ~1.5 years of titanium feedstock)

o	SBIR Phase III IDIQ contract (up to US$99 million), with additional task orders progressing

Titan Critical Minerals Development

•	The U.S. Government-supported Definitive Feasibility Study (DFS) for the Titan Critical Minerals Project continued to advance and remains targeted for completion in mid-2026.

•
Titan remains a strategically important, fully permitted U.S. project with leverage to titanium, rare earths and zircon critical minerals, including the heavy rare earths dysprosium (Dy), terbium (Tb), and yttrium (Y)

•	IperionX is engaged with the U.S. Government regarding potential funding pathways to accelerate the Titan development following completion of the DFS

Cash balance

•
IperionX ended the quarter with US$48.2 million in cash. The quarter included approximately US$4.8 million of Q3 timing and non-run-rate cash items, alongside continued investment in Virginia production ramp, product development and GenX™ R&D

•
In addition to quarter-end cash, IperionX had US$42.1 million of remaining obligated reimbursable U.S. Government funding at March 31, 2026, including US$3.5 million of eligible U.S. Government program expenditure already incurred but not yet reimbursed. These amounts are not included in the cash balance and remain subject to normal reimbursement claim review and approval processes

•	Based on current operating plans, planned capital expenditure and expected U.S. Government reimbursement timing, IperionX expects to end FY2026 with cash in the range of US$36 million to US$40 million

For further information and enquiries please contact:

investorrelations@iperionx.com
+1-980-237-8900

MANAGEMENT COMMENTARY

From commissioning to continuous operations — building a domestic U.S. titanium supply chain at industrial scale

The March 2026 quarter marked an important transition for IperionX: from commissioning into continuous operations, and from technology development toward repeatable commercial execution.

After more than a decade of development, pilot operations, customer validation and U.S. Government-supported scale-up, IperionX is now operating at industrial scale in Virginia. Our proprietary HAMR™ and HSPT™ technologies are operational, producing high-quality titanium from 100% recycled feedstock and enabling a materially more efficient pathway to titanium powders and titanium products than legacy Kroll-based supply chains.

This transition is the result of sustained technical execution: over 10 years of R&D, multi-year pilot operations, construction and commissioning of the Virginia Titanium Manufacturing Campus, and more than US$75 million of U.S. Government support across titanium technology development, domestic manufacturing scale-up and critical minerals programs. IperionX is now positioned at the intersection of two major national priorities: reshoring titanium manufacturing and rebuilding secure U.S. critical-materials supply chains for defense, aerospace and advanced industry.

The strategic context has never been more important. Titanium is essential to defense, aerospace, automotive, consumer electronics, additive manufacturing and advanced industrial applications, yet existing supply chains remain highly exposed to imported primary metal, energy-intensive legacy processes and offshore manufacturing capacity. IperionX is building a domestic alternative: a U.S.-based, scrap-to-part titanium platform using recycled and domestic feedstocks, proprietary powder production, advanced sintering and forging technologies, and scalable American manufacturing capacity.

At our Virginia Titanium Manufacturing Campus, operations are now running on a 24/7 schedule and continuing to ramp. In March, HAMR™ powder production reached approximately 4.2 metric tons for the month, equivalent to approximately 50 tpa annualized. This remains an early-stage ramp rate, not steady-state capacity, but it provides a strong operating base as we progress toward targeted titanium powder capacity of approximately 200 tpa by the end of CY2026. Our immediate operating priorities are clear: increase titanium throughput, broaden product mix, improve production consistency and commission additional downstream capacity for customers.

That downstream manufacturing capacity is key. Additional HSPT™ sintering furnaces, powder metallurgy presses and related equipment are being installed and commissioned through 2026. These systems are expected to unlock higher-volume titanium “powder-to-part” manufacturing, where IperionX expects the greatest customer value and margin potential to exist. They are also expected to remove current bottlenecks in finished-component production, accelerate customer qualification timelines and support the transition from prototype work and low-rate production toward larger, longer-duration supply programs.

Customer engagement is advancing in parallel with the operational ramp. Our go-to-market strategy is initially focused on high-value engineered products, where our advantages in material yield, rapid prototype iteration, reduced processing steps and potential cost reduction are most pronounced. This has driven active programs across defense, aerospace, automotive, consumer electronics and industrial markets, with several programs progressing from technical engagement and prototyping toward qualification and low-rate production.

We recognize that commercialization in these markets is a staged process. Qualification, customer testing, product iteration and production readiness must occur before larger contractual supply arrangements are established. As production capacity expands and additional HSPT™ furnaces and powder metallurgy systems come online, we expect to materially improve the pace at which customer programs can progress from initial engagement and prototype iteration through qualification, low-rate production and potential long-term supply arrangements across engineered products, mill products and titanium powders.

U.S. Government support remains both a strategic validation and a financial advantage. IperionX has secured a significant titanium scrap inventory, including approximately 290 metric tons transferred by the U.S. Government at no cost, supporting feedstock security through scale-up. The Company is also supported by fully obligated US$47.1 million IBAS funding, the earlier US$12.7 million DPA Title III award, and an SBIR Phase III contracting pathway of up to US$99 million through project-specific task orders. These programs reflect the strategic importance of establishing a resilient, low-cost domestic titanium manufacturing capability for the U.S. defense industrial base.

Our scale-up pathway remains well defined. We are targeting approximately 200 tpa of titanium powder capacity by the end of CY2026, progressing a U.S. Government-supported expansion pathway toward 1,400 tpa in 2027, and continuing to advance longer-term plans for substantially larger titanium manufacturing capacity. In parallel, GenX™, our next-generation continuous HAMR™ platform, is progressing as a potential step-change in titanium powder production, with the objective of increasing throughput, improving capital efficiency and further reducing operating costs.

The Titan Critical Minerals Project is IperionX’s second strategic pillar. With a U.S. DoW-supported DFS nearing completion, Titan represents a potential domestic source of titanium minerals, zircon and critical rare earths, including dysprosium, terbium and yttrium — materials for which the United States has limited domestic supply. Subject to completion of the DFS, funding and development decisions, Titan has the potential to complement IperionX’s titanium metal platform and contribute to U.S. critical mineral independence.

IperionX is moving from technology to production, and from production toward scale. The opportunity is significant, and the next steps are clear: ramp Virginia production, commission downstream capacity, convert customer programs into revenue, progress the 1,400 tpa expansion, complete the Titan DFS and continue building a fully domestic U.S. titanium and critical-materials platform.

Disciplined execution remains the priority.

Anastasios Arima
CEO and Managing Director

IPERIONX’S MISSION

IperionX’s mission is to reshore a 100% domestic, low cost and uninterruptible supply chain of titanium minerals and scrap into titanium metal products. To achieve this, we operate across two business units:

1.	Titanium metal operations – utilizing our proprietary titanium technologies at our Titanium Manufacturing Campus in Virginia and our R&D facilities in both Virginia and Utah; and

2.	Titanium mineral operations – development of our Titan Critical Mineral Project located in Tennessee, which is a fully permitted U.S. domestic source of titanium, heavy rare earths and zirconium.

South Boston, Virginia
Salt Lake City, UT
Camden, Tennessee

Figure 1: IperionX operational locations

TITANIUM METAL OPERATIONS

IperionX Proprietary Technologies

Our core proprietary technologies - Hydrogen Assisted Metallothermic Reduction (HAMR™) and Hydrogen Sintering and Phase Transformation (HSPT™) - are the backbone of our titanium metal operations, enabling IperionX to produce high quality titanium products without going through the Kroll process, vacuum arc remelting and forging/hot working processes. These traditional processes are energy and capital-intensive and typically involve lower product yields, contributing to higher titanium product costs.

In contrast, IperionX’s titanium technologies underpin manufacturing of titanium metal products that can be over 90% less energy intensive, leading to a more efficient and lower cost supply chain that is 100% domestic.

Titanium Scrap
HAMR™
Titanium Powders
HSPT™
Titanium Products
HAMR™ "refining" replaces Kroll & Vacuum Arc Remelting
HSPT™ "forging" replaces forging & hot working / rolling steps
Titanium Minerals
Kroll Process
Titanium Sponge
Vacuum Arc Remelting
Titanium Ingot
Forging & Hot Working
Titanium Products

Figure 2: IperionX technology overview (top) compared to the Kroll process (bottom)

Development of these technologies and the scale up to commercial production is the culmination of over 10 years of research and development at the University of Utah, 3 years of industrial scale pilot production at IperionX’s facilities in Salt Lake City, Utah and 2 years of construction and commissioning in Virginia.

During this time, over US$75 million in grant funding has been secured from both the U.S. Department of War and the Department of Energy for development and commercialization of the technologies. Further, these patented technologies have been recognized as key scientific breakthroughs in the development of titanium metal, as evidenced by being awarded the R&D 100 Award, winning the U.S. Airforce Research Laboratories Grand Challenge for titanium metal recycling, and securing multiple early customers across automotive, consumer electronics and defense.

Company founded
HAMR & HSPT technologies secured
Industrial pilot facility commences production in Utah
First commercial product sales with luxury watchmaker, Panerai
IperionX to produce titanium components for Ford Motor Company
Commissioning begins at the Virginia titanium campus
First ever UL-validated 100% recycled titanium powder
IperionX completes acquisition of breakthrough titanium technologies
Titanium powder production commissioned
Low rate production for DoW fastener applications
Corporate and Commercial Milestones and Achievements
2020
2021
2022
2023
2024
2025
2026 YTD
Equity Financings and Government Grant Funding
Awarded $12.7m grant from the U.S. DoW DPA program
Awarded $47.1m from U.S. DoW IBAS program
Awarded up to ~$99.0m from U.S. DoW SBIR III program
1st DoW task order received

Figure 3: IperionX Operations Scale Up Timeline

Virginia Titanium Metal Campus

IperionX’s titanium metal operations are located at its Virginia titanium manufacturing campus, encompassing ~70,000 square feet of production facilities in Halifax County, Virginia. Operations are ramping up, using 100% titanium metal scrap as feedstock, and applying our proprietary processes to manufacture high-quality, low-cost titanium metal products including titanium powders, titanium mill products and titanium engineered products for a range of customers, from defense to automotive.

Figure 4: IperionX Virginia Titanium Manufacturing Campus

IperionX’s metal operations commenced full 24/7 operations during the quarter, focused on the training of operational staff, ramp up of production of titanium metal powders, and the commissioning and ramp-up of powder metallurgy machinery which converts titanium powder into a range of titanium mill and engineered products. Full commissioning and ramp up of end-to-end production of titanium powder-to-parts is expected to take place over the course of CY 2026.

The successful commissioning and ramp-up of our operations is noteworthy in being the first commercial scale operation with the ability to manufacture high quality, low cost titanium metal products without the need for melting of titanium metal ingots, which are produced from 100% imported primary titanium (titanium sponge), and the subsequent inefficient forging and rolling (or other hot working) operations required to manufacture titanium metal products.

Titanium metal powder operations (HAMR™ process)

IperionX’s patented HAMR™ process is a hydrogen-enabled, low-temperature reduction process that deoxygenates either titanium minerals or almost all forms of titanium scrap metal into low-oxygen titanium powders, both spherical and angular, at low-cost, and sourced from 100% American-sourced feedstock.

Figure 5: Images of HAMR™ operations and titanium powder production

IperionX has optionality to sell the titanium metal powders in powder form or to manufacture them into high-performance titanium components via its powder metallurgy processes.

Titanium powder operations are now operating on a 24/7 schedule and include the progressive ramp-up and optimization of a range of powder types across both angular and spherical powders for a range of customer requirements: either via direct powder sales or for further use of powder in downstream powder metallurgy operations to produce titanium metal components.

All titanium metal powder production equipment has been commissioned and is anticipated to ramp up to a full capacity run rate of ~200 metric tons of titanium metal powders by the end of CY 2026.

Powder production rates are being matched to downstream powder metallurgy capacity. Downstream capacity was managed through 2025, increased in early 2026, and is expected to continue expanding through CY2026 as additional presses and HSPT™ sintering furnaces are commissioned.

IperionX’s near-term commercial focus remains on higher-value titanium metal components, while retaining the ability to sell titanium powders directly where customer demand supports attractive commercial outcomes.

Titanium HAMR™ powder throughput during the quarter steadily increased, achieving a monthly throughput of 4.2 metric tons in March (~50 metric tons per year on an annualized basis), focused largely upon the production of spherical powder for consumer electronics. Given that spherical powder capacity is significantly lower than angular powder, like-for-like production rates are anticipated to increase further simply as a result of switching to the production of angular powder in the coming months for projects such as U.S. Army fasteners.

Inclusive of scrap received from the U.S. Government, IperionX currently holds over 123 metric tons of scrap metal on-site in Virginia, with a further 368 metric tons held off site: enough to satisfy operations through to the end of 2027.

Figure 6: Titanium HAMR™ powder production by month

Titanium metal components produced via press & sinter using HSPT™

IperionX’s patented HSPT™ technology is a sintering process that enables the use of traditional press and sinter powder metallurgy techniques to transform titanium powder into semi-finished or near-net-shape components with wrought-like properties without melting. HSPT™ achieves ultra fine-grained microstructure through sintering, which has historically only been achieved by the incumbent industry through traditional forging and hot working of titanium ingot into titanium metal products. This technology is unique in that it completely bypasses the need for multiple high-cost and inefficient steps in the existing titanium supply chain. IperionX generally utilizes angular titanium powder produced by the HAMR™ process to produce components via HSPT™.

By using traditional powder metallurgy techniques, IperionX can manufacture a broad range of products with far less waste than is generated by the incumbent supply chain, resulting in significantly lower cost. Any waste that is generated can be recycled back into the process via HAMR™.

During the quarter, operational scale-up efforts included the optimization of the 100-ton uniaxial powder metallurgy press, the commissioning of our new wet-bag cold isostatic press (CIP) – including the ability to produce titanium products ~1.5 meters long, and the continued operation of our HSPT™ furnace with a sintering volume capacity of ~210 liters.

The 100-ton uniaxial press applies pressure in a single plane to produce relatively simple components such as washers and consumer electronic enclosures. This press is being optimized for a range of simple customer projects including fasteners for military and industrial use and operates at a rate of up to 12 cycles per minute.

The newly commissioned wet-bag CIP uses high pressure fluid to apply uniform pressure from all directions and is used to produce components with larger aspect ratios such as large, long fasteners. The CIP is currently transitioning to 24/7 operations for use in Department of War (DoW) fastener manufacturing and is expected to operate at a rate of 2 cycles per hour, producing components that are 66cm long and ~4kg each in weight.

IperionX also recently took delivery of a new, advanced six-axis 300-ton SACMI powder metallurgy press that can be used to produce a range of high value complex shapes at very high rates of production. The commissioning of this press, planned for the June quarter, is expected to advance a suite of customer engagements that were established to produce a range of products that this press can manufacture at scale.

Figure 7: Anticlockwise from top left – uniaxial press, press die set, sintering furnace, finished component

After pressing, the un-sintered “Green” parts are sintered and forged with HSPT™ furnaces. The current single HSPT™ furnace has an approximate capacity of 100 kg per furnace run and is the present bottleneck in finished titanium product manufacturing and accelerated customer engagement.

This bottleneck is expected to be relieved during the June quarter through the delivery of two new high-capacity HSPT™ furnaces with a sintering volume capacity of ~255 liters.

An additional large-scale HSPT™ furnace is scheduled to be delivered in Q3 2026 with a sintering volume capacity of ~1,000 liters, which, upon commissioning, is expected to increase HSPT™ sintering capacity above titanium powder production capacity in late CY2026.

Figure 8: Six-axis 300-ton SACMI press and cold isostatic press

Titanium metal components produced via additive manufacturing

IperionX also uses titanium metal powders to manufacture components via additive manufacturing, generally using spherical powder as feedstock. Additive manufacturing allows IperionX to rapidly produce semi-finished titanium metal components, complex titanium products and rapid-turnaround prototyping. Additive manufacturing is generally a higher cost process than the press-and-sinter manufacturing routes using HSPT™, and is therefore typically used for low-volume, high-complexity and high-value applications.

IperionX operates three laser powder bed fusion machines, one eBeam machine, and two binder jet machines. LPBF and eBeam systems melt layers of titanium powder to form solid material that may be followed by heat treatment derived from the HSPT™ process, called THRM™, to further improve microstructure and performance. To the Company’s knowledge, the eBeam system is one of only two of its kind in North America and is dedicated to work being conducted for U.S. Department of War product applications.

Binder jetting is a sinter-based process that uses a binder to hold titanium powder layers together before binder removal and a subsequent HSPT™ step. To the Company’s knowledge, IperionX is one of the few companies globally operating binder jet machines to manufacture titanium products with wrought-like or forged-like properties enabled by HSPT™. IperionX operates one commercial-scale Desktop Metal X25 Pro that has been retrofitted by its technical team for safe operation with titanium powder and is currently retrofitting a second system. As HSPT™ sintering capacity expands in CY2026, binder jetting applications are expected to grow, particularly for low-rate initial production of high-value components.

Figure 9, clockwise from top left: 1x EOS LPBF machine, 2x SLM LPBF machines, 1x Wayland Additive eBeam machine, 2x Desktop Metal binder jet machines

IPERIONX TITANIUM PRODUCT PORTFOLIO AND CUSTOMER ENGAGEMENT OVERVIEW

Titanium Metal Product Portfolio

IperionX’s production focuses on three core categories that address distinct parts of the market while leveraging our low-carbon, low-cost and high-purity titanium powder as the starting material – Engineered Products, Mill Products and Titanium Metal Powders.

Figure 10: IperionX product portfolio

1.
Engineered Products are expected to deliver the highest sales price and gross margin relative to other products. Once qualified, they provide the potential for strong ongoing customer retention due to their custom nature. The trade-off involves more upfront investment in prototyping, development, die-set commissioning (for press-and-sinter routes), and dialing-in customer-driven parameters (e.g., surface finish, fatigue performance, or certification). This front-end work can be offset by the multi-year, higher-margin contracts and the ability to displace heavier or more expensive materials in weight-sensitive applications.

2.
Mill Products have a more standardized production and sales pathway. Thinner-gauge sheet/plate and small-diameter bar already command attractive pricing and open a very large addressable market. IperionX is currently limited in the production of larger prototypes and higher volumes by sintering furnace capacity. Once that constraint is relieved in the coming quarters, this category is expected to support larger, longer-duration orders from both incumbent titanium users and new applications.

3.
Titanium Powders represent a developing but strategically important market. Our commercial focus to date has prioritized converting titanium powder into higher-margin engineered products at smaller initial volumes. However, IperionX is seeing increasing interest in titanium powder for 3D printing — both as a direct replacement for castings and forgings and within consumer electronics supply chains. This segment is gaining meaningful attention, and we are well positioned to scale powder sales accordingly.

Sales Pipeline Development

IperionX has a targeted tiered go-to-market strategy, which has initially focused on engineered products, where the competitive advantage is highest. These advantages include higher material yields, rapid prototype iteration, reduced processing steps and the potential for significant cost reductions compared with incumbent titanium manufacturing routes.

This strategy has generated strong customer engagement across multiple markets, ranging from defense applications such as titanium fasteners, to automotive components, consumer electronics and industrial products. These programs are progressing in parallel with the ramp-up of the Virginia Titanium Manufacturing Campus and the commissioning of additional powder metallurgy and HSPT™ sintering capacity.

During the quarter, production was primarily directed toward engineered products, including prototyping, product development, customer test work and low-rate initial production of titanium components. This included work associated with previously announced collaborations and customer programs, including Rheinmetall, Carver Pump, the U.S. Army, and customers in the consumer electronics and automotive sectors.

Production efforts were also focused on qualification and test work for spherical titanium powders for laser powder bed fusion additive manufacturing, including potential applications in consumer electronics. This market represents a significant potential volume opportunity for both spherical titanium powder sales and titanium products manufactured by IperionX.

As titanium powder production ramps toward nameplate capacity and additional HSPT™ sintering furnaces are commissioned, IperionX expects to remove key capacity constraints and materially accelerate customer progression — from initial engagement and prototype iteration, through qualification and low-rate production, to potential long-term contractual supply arrangements.

Customer receipts are currently at the early inflection point of the commercial adoption curve, consistent with the current focus on prototype work, qualification batches, customer testing and low-rate initial production rather than volume commercial supply. As qualification milestones are achieved, purchase-order schedules become more defined and additional powder metallurgy and HSPT™ capacity is commissioned, IperionX expects customer receipts to increase progressively, subject to program timing and delivery schedules.

In the coming quarter, IperionX expects enhanced capacity to support entry into additional markets where there is strong customer engagement and a strategic U.S. domestic supply need, including titanium mill products.

Customer engagement has materially increased across the aerospace and defense sectors, reflecting heightened geopolitical focus on titanium supply-chain resilience and the risks associated with reliance on imported primary titanium metal. Significant demand signals are coming from the consumer electronics sector, supported by increasing focus on U.S. onshoring of advanced component manufacturing.

Customer Segment	Product Type	Number of Prototype Engagements	Indicative Product Pricing ($/kg)	Sales Cycle	Estimated Market Entry
Aerospace	Mill Products Engineered Products Titanium Powder	4	US$50-US$200	>12 months	2028
Automotive	Engineered Products	5	US$50-US$1,000+	6-18 months	2026
Consumer Electronics	Titanium Powder	1	US$50-100	6-12 months	2027
Consumer Electronics	Engineered Products	2	US$50-200	12+ months	2028
Consumer Goods	Engineered Products	2	US$200-US$1,000	<6 months	2026
Defense	Engineered Products	3	US$200	12 months	2026
Industrial Fasteners	Engineered Products	2	US$200	<6 months	2026
Mill Market	Mill Products	2	US$50-100	12+ months	2028

Table 1: IperionX’s targeted customer segment information

The table above illustrates the staged nature of IperionX’s customer pipeline, with near-term opportunities concentrated on engineered products, consumer electronics and industrial applications, and longer-cycle opportunities across aerospace and mill products. Estimated pricing, sales cycles and market-entry timing are indicative only and subject to customer specification, product qualification, purchase-order timing, volume and commercial negotiations.

Figure 11: Select IperionX components and products

U.S. DoW fastener product sales cycle

A recent example of IperionX’s customer development pathway is the progression of titanium fasteners for U.S. Army ground-vehicle applications. This program illustrates how customer engagements can advance from strategic need identification, through material and product testing, to low-rate initial production and potential broader deployment. It is also broadly indicative of the staged qualification process IperionX expects across both defense and non-defense markets.

2024

•	Strategic need identified for lower-cost, U.S.-manufactured titanium products to support lightweighting and performance improvements and supply-chain resilience in ground combat vehicles

•	Initial engagement commenced with U.S. Army

2024 → 2025

•	Multiple titanium products and manufacturing pathways evaluated

•	Program focus narrowed to titanium fasteners, a product category with the potential for relatively straightforward substitution into existing platforms and future vehicle designs

2025

•	Collaboration progressed with the U.S. Army Ground Vehicle Systems Center (GVSC)

•	Testing indicated that IperionX titanium fasteners delivered performance advantages relative to high-strength steel fasteners

•	Prototyping commenced with GVSC and American Rheinmetall – a defense prime

2026

•	First low-rate production order secured for retrofit evaluation and testing of two ground vehicle fastener sets

•	Contract value of approximately US$300,000, representing approximately 3 metric tons of titanium metal prior to machining and finishing

•	Program is now one of IperionX’s key near-term execution priorities as the Company scales powder-to-parts manufacturing at its Virginia Titanium Manufacturing Campus.

2027+

•	Program has the potential to move from low-rate production to full-scale deployment across existing and future ground-vehicle platforms, subject to successful prototyping and commercial negotiations

Subject to successful testing and customer acceptance by the U.S. Army, this program could support broader retrofit opportunities across selected ground-vehicle fleets and future vehicle platforms being developed by the U.S. Army and its prime contractors.

Successful execution will validate IperionX’s titanium fastener manufacturing pathway for additional defense applications, including potential opportunities with the U.S. Navy and U.S. Air Force, as well as industrial and automotive markets in North America.

TITANIUM METAL OPERATIONS EXPANSIONS

As previously announced, IperionX continues to scale titanium capacity to 1,400 tpa, positioning IperionX to be America’s lowest-cost titanium powder producer.

The total expansion capital is ~US$75 million, and is majority funded through the U.S. DoW Industrial Base Analysis and Sustainment (IBAS) award of US$47.1 million, of which 100% has now been obligated to IperionX. This funding expands on the initial US$12.7 million U.S. DoW Defense Production Act Title III received by the company to allow for the initial build out of our 200 tpa of powder manufacturing capacity.

U.S. DoW Program	Award Date	Amount	Capacity
Defense Production Act Title III	Oct. 31, 2023	US$12.7 million	200 tpa
Industrial Base Analysis & Sustainment	Feb. 16, 2025	US$47.1 million	+1,200 tpa

Table 2: U.S. DoW award information

The expansion to 1,400 tpa accelerates a more resilient and sustainable U.S. titanium supply chain, cutting reliance on foreign imports and supporting national security for aerospace, defense, and other emerging sectors such as robotics. This integrated expansion program will deliver end-to-end titanium scrap-to-part capacity with downstream manufacturing equipment – powder-metallurgy presses and additive manufacturing – to process 100% recycled scrap or domestic feedstocks into high-quality titanium powders and high-performance titanium components.

VIRGINIA R&D: GEN-X CONTINUOUS HAMR DEVELOPMENT

In January IperionX revealed the development of GenX™, the next-generation, continuous, HAMR™ platform. The objective of GenX™ is to transition HAMR™ from a batch process toward a continuous production platform.

Proven at lab and pilot scales, GenX™ is now progressing to initial commercial development in a newly upfitted 30,000 square foot Virginia R&D facility, GenX™ is designed to deliver superior productivity and capital efficiency. During the quarter, the Company spent approximately US$1.5 million advancing GenX™, including approximately US$1.2 million of capital equipment and approximately US$0.3 million of operating expenditure.

Historically, transitions from batch or discontinuous metallurgical production to continuous processes have materially improved productivity and consistency across industrial metals value chains. IperionX believes GenX™ has the potential to deliver similar structural advantages for titanium manufacturing if development and validation milestones continue to be achieved.

Work to validate the continuous production process is ongoing and is expected to continue through 2026. GenX™ remains a development initiative and is not required for the current 200 tpa production ramp.

UTAH R&D: HSPT & TITANIUM PRODUCT DEVELOPMENT

During the quarter, IperionX expanded the Utah R&D facilities to approximately 15,000 square feet to accommodate additional equipment and progress development of mill products, including titanium plate. The coming quarter is expected to include commissioning of additional HSPT™ furnace capacity at the facility, together with proprietary equipment for the production of titanium mill products.

TITANIUM MINERAL OPERATIONS

Titan Project DFS nearing completion to advance a strategic U.S. critical minerals supply chain

The U.S. Department of War has previously obligated US$5 million to support the advancement of IperionX’s Titan Critical Minerals Project in Tennessee toward “shovel-ready” status through completion of a Definitive Feasibility Study (DFS).

The Titan Project represents a strategic American resource of titanium, rare earths and zircon critical minerals. Importantly, Titan also contains important heavy rare earth elements, including dysprosium (Dy), terbium (Tb) and yttrium (Y) — critical minerals that are essential to high-performance magnets, defense systems and advanced industrial supply chains.

DFS activities remain on track, with completion anticipated in mid-2026. IperionX continues to engage with the U.S. Government regarding potential funding pathways to accelerate the development of Titan following completion of the DFS. The Company has previously received letters of support from the Tennessee and Virginia congressional delegations and the Governor of Tennessee, recognizing the strategic importance of Titan to U.S. national security and supply-chain independence.

Titan’s strategic relevance to U.S. heavy rare earth supply

Global rare earth supply remains highly concentrated. More than 70% of global rare earth production is sourced from a small number of major mines that are predominantly light rare earth operations. In addition, a significant proportion of the rare earth production from these mines comprises lower-value cerium and lanthanum, while the supply of scarce, high-value heavy rare earths such as Dy, Tb and Y remains structurally constrained.

The United States has limited domestic supply of Dy, Tb and Y at scale, despite these elements being critical to multiple defense and industrial supply chains, including NdFeB magnets, aerospace coatings, radar systems, lasers, advanced electronics and precision defense applications.

Titan as a potential near-term domestic source of Dy, Tb, Y, NdPr, titanium and zircon

IperionX’s Titan Project is a permitted U.S. critical minerals project with significant heavy rare earth content, including Dy, Tb and Y, as well as NdPr, titanium minerals and zircon.

Subject to completion of the DFS, funding, final investment decision and development execution, Titan has the potential to become an important domestic source of critical minerals for the United States. Based on current project studies, Titan has the potential to materially increase U.S. supply of Dy, Tb and Y, while also supporting a broader domestic titanium and zircon supply chain.

With the DoW-funded DFS due for completion in mid-2026, Titan is being advanced as a strategically important critical minerals platform at a time when the United States is seeking to reduce reliance on foreign supply chains for materials essential to defense, aerospace, advanced manufacturing and energy technologies.

The project’s combination of permitting status, U.S. location, heavy rare earth exposure, titanium mineral content and zircon co-products positions Titan as a differentiated potential contributor to U.S. critical mineral independence and national security.

Figure 12: IperionX’s Titan Critical Mineral Project, Tennessee

U.S. GOVERNMENT FUNDING

IperionX has now received the full US$47.1 million obligation under the U.S. Department of War’s Industrial Base Analysis and Sustainment (IBAS) award, supporting the Company’s planned expansion of titanium production capacity to 1,400 tpa.

The full obligation of IBAS funding represents an important milestone in the U.S. Government-supported scale-up of IperionX’s domestic titanium manufacturing platform. Together with the Company’s previously awarded US$12.7 million DPA Title III funding and the SBIR Phase III contracting pathway, this support is aligned with the U.S. Government’s objective of strengthening domestic titanium supply chains for the U.S. defense industrial base.

The IBAS and DPA Title III awards are structured as reimbursable funding programs. Under these programs, IperionX generally incurs eligible expenditure first and is subsequently reimbursed by the U.S. Government following submission and approval of reimbursement claims. This creates a typical timing difference between cash outflows and the corresponding cash inflows.

As of March 31, 2026, IperionX had incurred approximately US$22.5 million of eligible expenditure under its reimbursable U.S. Government programs, of which approximately US$19.0 million had been reimbursed. Approximately US$3.5 million of eligible expenditure had been incurred but not yet reimbursed, with reimbursement expected in the coming months, subject to normal claim review and approval processes.

Program	Award	Obligated	Reimbursed to date	Remaining reimbursable funding	Spent, but not yet reimbursed
DPA Title III	$12.7m	$12.7m	($10.3m)	$2.4m	$2.4m
IBAS / ICAM	$47.1m	$47.1m	($8.7m)	$38.4m	$0.8m
Total grants	$59.8m	$59.8m	($19.0m)	$40.8m	$3.2m
SBIR Phase III	Up to $99m	$1.3m	-	$1.3m	$0.3m
Total	Up to US$158.8m	US$61.1m	(US$19.0m)	US$42.1m	US$3.5m

Table 3: IperionX government funding and contract reconciliation

The SBIR Phase III Indefinite Delivery, Indefinite Quantity (IDIQ) contract provides a contracting pathway for project-specific task orders for “Low-Cost Domestic Titanium for Defense Applications” in the United States, up to a maximum ceiling of US$99 million. To date, one task order of US$1.3 million has been issued under the IDIQ contract to support pressing production equipment. IperionX is in negotiations regarding a potential second, larger task order, expected to span across advanced manufacturing, R&D, scale-up activities and defense industrial base production requirements.

In addition to funding support, the U.S. Government transferred approximately 290 metric tons of high-quality titanium scrap feedstock to IperionX at no cost. This represents approximately 1.5 years of titanium feedstock at the Company’s current full operating capacity, further supporting the scale-up of IperionX’s domestic scrap-to-titanium manufacturing platform.

IperionX also continues to advance potential U.S. Government funding opportunities for the Titan Critical Minerals Project in Tennessee, which is being advanced as a potential domestic source of titanium, rare earth and zircon critical minerals.

BALANCE SHEET AND CORPORATE

Strong financial position

As of March 31, 2026, IperionX held a cash balance of US$48.2 million. Material cash flows during the quarter consisted of:

Core operations	US$m	Comment
Staff costs	(4.7)	Salaries, wages and benefits
G&A	(2.7)	Overhead and corporate operating costs
R&D (ops.)	(1.5)	Activities relating to operations, including new product development
R&D (GenX)	(1.5)	Development and scale up of continuous HAMR (GenX)
Materials	(1.4)	Purchase of materials related to production
Consumables	(1.1)	Purchase of materials related to prototyping or R&D activities
Capex (ex. DoW)	(1.3)	Phase 1 (200 tpa) development
Sub-Total	(14.1)

U.S. Government activities	US$m	Comment
DoW - Titan Project spend	(1.4)	Titan Project development, including DFS activities
DoW - Titan Project reimbursed	1.0	Re-imbursement for Titan Project DFS activities
DoW - 1,400 tpa spend	(3.1)	Capex for scale up to 1,400 tpa
DoW - 1,400 tpa reimbursed	4.8	Reimbursement for capex for scale up to 1,400 tpa, including $1.7m relating to spend incurred during the period to Dec.31, 2025
Sub-Total	1.3

Q3 timing and non-run-rate	US$m	Comment
2025 incentives	(3.4)	Incentive payments and associated on-costs
SOX and ERP implementation	(0.9)	Sarbanes-Oxley and ERP implementation
Legal expenses	(0.5)	Non-recurring legal expenses
Sub-Total	(4.8)

Table 4: Mar-31, 2026 cash flow details1

1 Note, values subject to rounding. R&D (ops.) value net of receipts from customers

Figure 13: Cash balance waterfall from Dec-31, 2025 to Mar-31, 20262

June 30, 2026 Cash Estimate

Based on current capital and operating projections, IperionX expects to end the financial year on June 30, 2026 with a cash balance in the range of US$36 million to US$40 million. This range assumes current operating plans, planned capital expenditure and currently expected reimbursement timing.

IperionX continues to expect customer revenues to commence and scale in the second half of calendar 2026 as customer qualification programs progress, purchase-order timing becomes more defined, and commissioning of the new SACMI powder metallurgy press and additional HSPT™ sintering furnaces materially expands titanium parts manufacturing capacity. The timing and scale of revenue conversion remain subject to customer acceptance, delivery scheduling and program progression.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Critical Minerals Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. As of March 31, 2026, the Titan Project comprised approximately 10,086 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 674 acres are subject to long-term lease by IperionX, and approximately 7,926 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration activities:

Activity	US$000
Mining and engineering consultants	(997)
Geological consultants	(54)
Metallurgical consultants	(301)
Assaying	(8)
Permitting	(10)
Field supplies, equipment rental, vehicles, travel and deposit refunds	(21)
Total as reported in Appendix 5B	(1,391)

Table 5: Mining exploration expenditures

During the quarter, IperionX made no payments in relation to mining development or production activities.

2 Note, values subject to rounding. R&D (ops.) value net of receipts from customers

Related party payments

During the quarter, IperionX made payments of approximately US$0.7 million to related parties and their associates. These payments relate to executive directors’ remuneration and bonuses, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

Not an offer in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

ABOUT IPERIONX

IperionX aims to be the leading American titanium metal and critical materials company – using patented and proprietary metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including aerospace, defense, consumer electronics, automotive and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Compliance Statement

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
 quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84 618 935 372	March 31, 2026

Consolidated statement of cash flows	Current quarter USD$’000	Year to date (9 months) USD$’000
1	Cash flows from operating activities
1.1	Receipts from customers	26	55
1.2	Payments for
	(a) exploration & evaluation	(1,391)	(3,840)
	(b) development	—	—
	(c) production	(1,424)	(1,476)
	(d) staff costs	(7,928)	(15,062)
	(e) administration and corporate costs	(3,615)	(8,383)
1.3	Dividends received	—	—
1.4	Interest received	388	1,578
1.5	Interest and other costs of finance paid	(96)	(242)
1.6	Income taxes paid	—	(13)
1.7	Government grants and tax incentives	975	3,821
1.8	Other (provide details if material):
	(a) research & development	(2,835)	(8,820)
	(b) business development	(412)	(632)
1.9	Net cash from / (used in) operating activities	(16,312)	(33,014)

2	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	—	—
	(b) tenements	(108)	(1,111)
	(c) property, plant and equipment	(2,788)	(18,093)
	(d) exploration & evaluation	—	—
	(e) investments	—	—
	(f) other non-current assets	—	—

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows	Current quarter USD$’000	Year to date (9 months) USD$’000
2.2	Proceeds from the disposal of:
	(a) entities	—	—
	(b) tenements	—	—
	(c) property, plant and equipment (1)	1,695	1,695
	(d) investments	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	(74)
2.4	Dividends received	—	—
2.5	Other (provide details if material)	0	0
2.6	Net cash from / (used in) investing activities (1) Relates to plant and equipment recorded as at December 31, 2025, the cost of which has subsequently been reimbursed by the U.S. Government Consequently, there has been a “deemed disposal” of these assets to transfer title to the U.S. Government. Title to all assets purchased by IperionX with funds from the U.S. Government vest with the U.S. government during the term of the Technology Investment Agreement. At the end of the agreement, title may be transferred back to IperionX subject to certain conditions.	(1,201)	(17,583)

3	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	45,717
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	566
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(7)	(1,752)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	(174)	(525)
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)
	(a) principal portion of lease liabilities	(128)	(391)
	(b) cash for securities not issued	—	—
3.10	Net cash from / (used in) financing activities	(309)	43,615

4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	65,827	54,814
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(16,312)	(33,014)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,201)	(17,583)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(309)	43,615

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows	Current quarter USD$’000	Year to date (9 months) USD$’000
4.5	Effect of movement in exchange rates on cash held	197	370
4.6	Cash and cash equivalents at end of period	48,202	48,202

5	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	36,352	56,237
5.2	Call deposits	11,850	9,590
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	48,202	65,827

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included item 1	724
6.2	Aggregate amount of payments to related parties and their associates included item 2	—
	Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation

7
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not Applicable

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
8	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(16,312)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	—
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(16,312)
8.4	Cash and cash equivalents at quarter end (item 4.6)	48,202
8.5	Unused finance facilities available at quarter end (item 7.5)	—
8.6	Total available funding (item 8.4 + item 8.5)	48,202
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	3

Note: The Appendix 5B estimated quarters of funding available calculation includes cash and unused finance facilities only. It does not include remaining obligated reimbursable U.S. Government funding or expected reimbursements of eligible U.S Government program expenditure already incurred.

8.8		If item 8.7 is less than 2 quarters, please provide answers to the following questions:

	8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Not applicable.

8.8.2
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Not applicable.

	8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Not applicable.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:                27th April, 2026

Authorized by:  CEO & Managing Director

(Name of body or officer authorizing release – see note 4)

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.